Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK *** EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail ARCTURUS THERAPEUTICS LTD. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on February 25, 2018. INTERNET – www.cstproxy.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. Please mark your votes like this X FOR AGAINST ABSTAIN Ratification of the appointment of Ernst & Young LLP as the independent, external auditors of the Company for the audit of the Company’s consolidated financial statements for the year ended December 31, 2017 and for such subsequent period prior to the Company’s 2018 annual general meeting of shareholders, and authorization of the Company’s Board of Directors to fix the remuneration of the foregoing independent auditors in accordance with the volume and nature of their services. To change the address on your account, please check the box and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. CONTROL NUMBER Signature Signature, if held jointly Date , 2018 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders The 2018 Proxy Statement and the 2017 Annual Reportto Shareholders are available at: http://www.cstproxy.com/arcturusrx/sm2018 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ARCTURUS THERAPEUTICS LTD. The undersigned hereby constitutes and appoints Stuart Collinson and Craig Willett, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Arcturus Therapeutics Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Thursday, February 1, 2018, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s counsel (Cooley LLP) at 4401 Eastgate Mall, San Diego, California, 92121-1909, on Monday, February 26, 2018 at 10:00 a.m. (Pacific time), and at any and all adjournments or postponements thereof, on the following matter (appearing on the reverse side), which is more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting. The undersigned acknowledges that the Notice of Extraordinary General Meeting of Shareholders has been published in a Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission in accordance with the Company’s Articles of Association (as amended) and may be viewed at the following respective links: http://ir.arcturusrx.com/investor-relations; and https://www.sec.gov/. Proxy Card 91750 REV2 - Back THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL FOR THE MEETING (ITEM NO. 1), THIS PROXY WILL BE VOTED FOR SUCH PROPOSAL Any and all proxies heretofore given by the undersigned are hereby revoked. (Continued and to be marked, dated and signed, on the other side)